

January 7, 2011

Mr. Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street
New York, New York 10036

  RE: Pzena Investment Management, Inc.
     Form 10-K for the Year Ended December 31, 2009
     Form 10-Q for the Period Ended September 30, 2010
     File No. 1-33761

Dear Mr. Martin:

  We have reviewed your response letter dated December 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">Form 10-K for the Year Ended December 31, 2009</p>

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Net Income, page 48

1. We note your response to prior comment two. You disclosed that your effective tax rate, exclusive of adjustments related to your tax receivable agreement and the associated liability to selling and converting shareholders, was 42.7% and 42.2% for the years ended December 31, 2009 and 2008. Please reconcile your assumed effective tax rate to your actual effective tax rate. It remains unclear how you are arriving at the assumed corporate income tax amounts used to determine the assumed after-tax income of Pzena Investment Management, LLC. In future filings, please expand your disclosures to show how you are arriving at your assumed effective tax rate. Please show us in your supplemental response what the revisions will look like.

Financial Statements

Note 2 – Significant Accounting Policies

Basis of Presentation, page F-10

2. We note your response to prior comment five. You re-examined the relevant guidance and
    reviewed your original assessment related to Pzena Global Value Service and determined that
    there was a misinterpretation of ASC 810-10-25-43 which led to the erroneous
    deconsolidation of Pzena Global Value Service. Please help us understand the differences
    between Pzena Global Value Service and Pzena EAFE Value Service which led to you to
    determine that Pzena Global Value Service should continue to be consolidated whereas Pzena
    EAFE Value Service should be deconsolidated.

<p align="center">Form 10-Q for the Period Ended September 30, 2010</p>

General

3. Please address the above comments in your interim filings as well.

Note 2. Basis of Presentation, page 5

4. We note your response to prior comment seven. Please address the following:
    *   Prior to September 30, 2010, the controlling financial interest in Pzena Emerging Markets
        Focused Value Service and the Pzena Emerging Market Countries Value Service was not
        held by the holders of the equity investments in the partnerships. During the three months
        ended September 30, 2010, the holders of the equity investments in these partnerships
        became the managing members of these entities. Please describe the facts and
        circumstances which gave the holders of the equity investments a controlling financial
        interest in these entities. Please tell us the business reasons for appointing the holders of
        the equity investments as managing members of these entities. Please also address
        whether there were any related parties involved in this appointment; and
    *   Please help us better understand the impact of deconsolidating these two entities on your
        results of operations. These entities were consolidated up until September 1, 2010. Please
        tell us the amounts included in your statement of operations related to each of these
        entities for the nine months ended September 30, 2010. You should specifically tell us the
        amounts recorded in revenues, operating income, income before income taxes and interest
        on mandatorily redeemable units, consolidated net income, and net income/(loss)
        attributable to Pzena Management, Inc from January 1, 2010 to the date of
        deconsolidation.

Mr. Gregory S. Martin
Pzena Investment Management, Inc.
January 7, 2011
Page 3

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief